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08032223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

AUG 22 2008

Washington, DC
111

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50981 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Baldwin Anthony Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4131 N. Central Expressway, Suite 930
(No. and Street)

| Dallas | TX | 75204 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 28 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, William Baldwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baldwin Anthony Securities, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William C Baldwin
Signature

President
Title

GLORIA K. BERRY
Notary Public, State of Texas
My Commission Expires
October 02, 2011

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BALDWIN ANTHONY SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2008

BALDWIN ANTHONY SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Baldwin Anthony Securities, Inc.

We have audited the accompanying statement of financial condition of Baldwin Anthony Securities, Inc. as of June 30, 2008 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baldwin Anthony Securities, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 17, 2008

BALDWIN ANTHONY SECURITIES, INC.
Statement of Financial Condition
June 30, 2008

## ASSETS

| | |
|---|---|
| Cash | $ 212,407 |
| Receivable from broker-dealers and clearing organizations | 26,394 |
| Furniture and equipment at cost, net of accumulated depreciation of $72,846 | 7,213 |
| Other assets | 2,056 |
| | $ 248,070 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accounts payable | $ 36,857 |
| Subordinated loan payable | 32,434 |
| Federal income tax payable | 6,450 |
| | 75,741 |
| **Stockholders' equity:** | |
| Common stock, 100,000 shares authorized with $1.00 par value, 80,000 issued and 14,581 outstanding | 80,000 |
| Additional paid-in capital | 573,160 |
| Treasury stock, 65,419 shares at cost | (431,474) |
| Retained earnings (deficit) | (49,357) |
| Total stockholders' equity | 172,329 |
| | $ 248,070 |

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Income
For the Year Ended June 30, 2008

| | |
|---|---|
| **Revenues:** | |
| Securities commissions | $ 883,133 |
| Sale of investment company shares | 14,256 |
| Other revenue related to securities business | 95,054 |
| Interest income | 44,719 |
| Other income | 34,369 |
| | 1,071,531 |
| **Expenses:** | |
| Compensation and benefits | 402,178 |
| Commissions and clearance paid to all other brokers | 387,752 |
| Communications | 47,796 |
| Promotional costs | 56,017 |
| Regulatory fees and expenses | 12,846 |
| Occupancy and equipment costs | 38,473 |
| Other expenses | 35,149 |
| | 980,211 |
| Net income (loss) before income taxes | 91,320 |
| Provision for income taxes | (9,953) |
| Net income (loss) | $ 81,367 |

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2008

| | Common Stock | | Additional Paid-In | Treasury Stock | | Retained Earnings | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Shares | Amount | (Deficit) | Total |
| Balances at June 30, 2007 | 80,000 | $ 80,000 | $ 576,160 | 65,419 | $(431,474) | $(130,724) | $ 93,962 |
| Capital distribution | | | (3,000) | | | | (3,000) |
| Net income (loss) | | | | | | 81,367 | 81,367 |
| Balances at June 30, 2008 | 80,000 | $ 80,000 | $ 573,160 | 65,419 | $(431,474) | $ (49,357) | $172,329 |

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2008

| | |
|---|---|
| Balance at June 30, 2007 | $ 32,434 |
| Increases | -0- |
| Decreases | -0- |
| Balance at June 30, 2008 | $ 32,434 |

The accompanying notes are an integral part of these financial statements.

BALDWIN ANTHONY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2008

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income (loss) | $ 81,367 |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | |
| Depreciation | 4,636 |
| Change in assets and liabilities: | |
| Increase in receivable from broker-dealers and clearing organizations | (8,279) |
| Decrease in accounts payable | (3,212) |
| Increase in federal income tax payable | 6,450 |
| Net cash provided (used) by operating activities | 80,962 |
| Cash flows from investing activities: | |
| Net cash provided (used) by investing activities | -0- |
| Cash flows from financing activities: | |
| Capital distribution | (3,000) |
| Net cash provided (used) by financing activities | (3,000) |
| Net increase in cash | 77,962 |
| Cash at beginning of year | 134,445 |
| Cash at end of year | $ 212,407 |
| **Supplemental disclosures of cash flow information:** | |
| Cash paid for: | |
| Income taxes | $ 3,503 |
| Interest | $ -0- |

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Baldwin Anthony Securities, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities readily marketable are carried at market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Treasury stock is accounted for using the cost method.

Furniture and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over an estimated useful life of five years. Depreciation expense for the year ended June 30, 2008 was $4,636 and is reflected in occupancy and equipment costs.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operation losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2008, the Company had net capital of approximately $195,494 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .22 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Concentration Risk

At year end and at various times during the year ended June 30, 2008, the Company had cash balances in excess of federally insured limits of $100,000.

Note 5 - Subordinated Borrowings – Related Party

Borrowings under subordination agreements at June 30, 2008 are as follows:

| | |
|---|---|
| Subordinated note to stockholder – 0%, due June 1, 2011 | $ 32,434 |

The subordination borrowings are covered by agreements approved by the Financial Industry Regulatory Authority (FINRA) and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest paid the stockholder was $0 for the year ended June 30, 2008.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2008

**Schedule I**

BALDWIN ANTHONY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity qualified for net capital | | $ 172,329 |
| Add: | | |
| Liabilities subordinated to claims of general credits | | 32,434 |
| Total capital and allowable subordinated liabilities | | 204,763 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Furniture and equipment | $ 7,213 | |
| Other assets | 2,056 | (9,269) |
| Net capital before haircuts on securities positions | | 195,494 |
| Haircuts on securities | | -0- |
| Net capital | | $ 195,494 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition | |
| Accounts payable | $ 36,857 |
| Federal income tax payable | 6,450 |
| Total aggregate indebtedness | $ 43,307 |

BALDWIN ANTHONY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 2,889 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 50,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 50,000 |
| Net capital in excess of required minimum | $ 145,494 |
| Excess net capital at 1000% | $ 191,163 |
| Ratio: Aggregate indebtedness to net capital | .22 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

| | |
|---|---|
| Net capital per Company's unaudited FOCUS II filing | $ 201,944 |
| Decrease due to increase in Federal income tax payable | (6,450) |
| Net capital per audited report | $ 195,494 |

**Schedule II**

BALDWIN ANTHONY SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2008

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Baldwin Anthony Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Baldwin Anthony Securities, Inc. (the "Company"), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
August 17, 2008

END